[redacted]

09040013

AD 3/26

SEC Mail Processing Section

MAR 23 2009

Washington, DC 101

UNITED S[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DANEVEST LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8215 GREENWAY BOULEVARD, SUITE 540
(No. and Street)

MIDDLETON	WISCONSIN	53562
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICKEY N. CONRAD — 608-830-6311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

TEN TERRACE COURT	MADISON	WI	53707-7398
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, MICKEY N. CONRAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DANEVEST LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TRACI L. STANEK NOTARY PUBLIC STATE OF WISCONSIN

Signature

Manager
Title

Sworn and subscribed to me on the 23rd day of February 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANEVEST LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Member
DaneVest LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of DaneVest LLC as of December 31, 2008 and the related statement of loss and changes in member's equity and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaneVest LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 23, 2009

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

DANEVEST LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	312,000
Accounts receivable		103,000
Deposits		1,000
Prepaid expenses		15,000
Total Current Assets		431,000
OTHER ASSETS		
Furniture and equipment		11,000
Computer and office equipment		31,000
Accumulated depreciation		(5,000)
Total Other Assets		37,000
TOTAL ASSETS	$	468,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	30,000
Total Liabilities (all current)		30,000
MEMBER'S EQUITY		438,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	468,000

DANEVEST LLC

STATEMENT OF LOSS AND CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2008

REVENUE		
Private placement income	$	632,000
Other revenue		3,000
Total revenues		635,000
OPERATING EXPENSES		
Salaries and wages		588,000
Commissions		35,000
Registration and professional fees		34,000
Rent		54,000
Other expenses		147,000
Total Operating Expenses		858,000
NET LOSS BEFORE DEPRECIATION		(223,000)
Depreciation		5,000
NET LOSS		(228,000)
Member's Equity - Beginning		316,000
Contributions		350,000
MEMBER'S EQUITY - ENDING	$	438,000

DANEVEST LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(228,000)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation		5,000
Changes in assets and liabilities		
Accounts receivable		(40,000)
Prepaid expenses		57,000
Accounts payable and accrued liabilities		(10,000)
Net Cash Flows Used in Operating Activities		(216,000)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Capital expenditures		(24,000)
Net Cash Flows Used in Investing Activities		(24,000)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Contributions from member		350,000
Net Cash Flows Provided by Financing Activities		350,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		110,000
CASH AND CASH EQUIVALENTS - Beginning		202,000
CASH AND CASH EQUIVALENTS - ENDING	$	312,000

See accompanying notes to financial statements

DANEVEST LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 – Organization and Nature of Business

DaneVest LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and FINRA as an "introducing broker," electing not to carry customer monies or securities. The Company was formed on August 1, 2006 as a Wisconsin limited liability company and operates with a December 31 fiscal year-end. The Company's primary source of revenue is commissions from private placement equity offerings ("Funds") which are sold on a subscription basis.

NOTE 2 – Significant Accounting Policies

Basis of Accounting

The Company uses the accrual method of accounting for financial statement reporting which is an acceptable method under accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Management reviews outstanding customer receivables on a monthly basis to determine if any amounts are expected to be uncollectible. Based on this review, if the accounts are deemed uncollectible the Company charges off the accounts against bad debt. During the year ending December 31, 2008 no accounts were uncollectible.

Property and Equipment

The Company depreciates its furniture and equipment using the straight-line method over the following estimated useful lives:

	Years
Computer and office equipment	5
Furniture and fixtures	7

Depreciation expense was $5,000 for the year ended December 31, 2008.

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided in accordance with the selling agreements of each offering.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of its member. Therefore, no provision for income taxes has been made on the Company.

Advertising

Advertising costs are charged to operations when incurred and totaled $44,000 for the year ended December 31, 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – Related-Party Transactions

The Company is wholly owned by Terrence R. Wall as Trustee for the Terrence R. Wall Revocable Trust dated October 27, 1992 ("Mr. Wall"). Private placement income totaling $632,000 was earned by the Company from Funds in which Mr. Wall is a material owner and or participates in the management. Of the $632,000 earned during 2008, $101,000 was receivable as of December 31, 2008.

The Company paid rent totaling $54,000 during the year ended December 31, 2008 to 8215 Greenway Blvd L.L.C. and Wall Land Investment L.L.C. and Greenway Office Center L.L.C. which are entities in which Mr. Wall is a material owner and manager. The rent was established at market based rates.

The following is a schedule of minimum future amounts due under the current lease as of December 31, 2008:

2009	$ 48,000
2010	49,000
2011	51,000
2012	53,000
2013	22,000
Total	$ 223,000

DANEVEST LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 4 – Concentrations

Cash and cash equivalents

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe that they are exposed to any significant credit risk.

Significant customers

Four related party customers accounted for all of the private placement income for the year ended December 31, 2008.

NOTE 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6- 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $277,000 which was $272,000 in excess of its required net capital of $5,000.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DANEVEST LLC as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$	438,000	3480
2. Deduct ownership equity not allowable for Net Capital				▼19	(0)	3490
3. Total ownership equity qualified for Net Capital					438,000	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					0	3520
B. Other (deductions) or allowable credits (List)					0	3525
5. Total capital and allowable subordinated liabilities				$	438,000	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	▼17	$ 156,000	3540			
B. Secured demand note delinquency		0	3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		0	3600			
D. Other deductions and/or charges		5,000	3610		(161,000)	3620
7. Other additions and/or allowable credits (List)					0	3630
8. Net capital before haircuts on securities positions				▼20 $	277,000	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments		$ 0	3660			
B. Subordinated securities borrowings		0	3670			
C. Trading and investment securities:						
1. Exempted securities	▼18	0	3735			
2. Debt securities		0	3733			
3. Options		0	3730			
4. Other securities		0	3734			
D. Undue Concentration		0	3650			
E. Other (List)		0	3736		(0)	3740
10. Net Capital				$	277,000	3750

OMIT PENNIES

Note 1 – Non Allowable Assets:

Accounts Receivable	**$103,000**
Deposits	**1,000**
Prepaid Expenses	**15,000**
Computer, Office Equipment, and Furniture Net of accumulated depreciation	**37,000**
Total	**$156,000**

Note 2 – The amount in other deductions and /or charges is the deductible on the Company's fidelity bond.

There are no material modifications between the above audited computation of net capital and the Company's corresponding unaudited filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DANEVEST LLC as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6 2/3% of line 19)	$	2,000	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	272,000	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▾22 $	274,000	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	30,000	3790
17. Add:						
A. Drafts for immediate credit	▾21 $	0	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
18. Total aggregate indebtedness				$	30,000	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	11	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

There are no material modifications between the above audited computation of net capital and the Company's corresponding unaudited filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	DANEVEST LLC	as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.			
Name of clearing firm *30	4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Managing Member
DaneVest LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of DaneVest LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-12.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. As significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 23, 2009

DANEVEST LLC

Madison, Wisconsin

December 31, 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report

Filed as Confidential Information Pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934